

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

May 30, 2017

Charles Beck
Chief Financial Officer
Digimarc Corporation
9405 SW Gemini Drive
Beaverton, Oregon 97008

>**Re:** **Digimarc Corporation**
>**Registration Statement on Form S-3**
>**Filed May 26, 2017**
>**File No. 333-218300**

Dear Mr. Beck:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Gina Eiben, Esq.
     Perkins Coie LLP